Sage Medic	Operates using a clinical lab (Service model), allowing them to use multiple	-Can't test combination therapies or immunotherapies - Hard to scale since service	-Can buy from hydrogel, microfluidics and software companies and integrate all the	-Machine learning and big data eventually replacing all biological drug testing
	assays and hydrogels	model needs to scale lab space and infrastructure in multiple physical locations	solutions to provide full service	
Notable Labs	Operates using a clinical lab (Service model), allowing them to use multiple assays/hydrogels -1-week test, plus shipping tumor samples -Testing on lymphomas, and brain and blood cancers	- Can't test on solid tumors (breast, colon, lung cancer, etc.) -Hard to scale since service model needs to scale lab space and infrastructure in multiple physical locations	-Can buy from hydrogel, microfluidics and software companies and integrate all the solutions to provide full service	-Machine learning and big data eventually replacing all biological drug testing